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                          September 15, 2021

       David Brant
       Chief Financial Officer
       Airspan Networks Holdings Inc.
       777 Yamato Road, Suite 310
       Boca Raton, Florida 33431

                                                        Re: Airspan Networks
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 10,
2021
                                                            File No. 333-259446

       Dear Mr. Brant:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Clint Foss